UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

EURO TECH HOLDINGS COMPANY LIMITED

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

G32030101

(CUSIP Number)

T.C. Leung, Chairman

Euro Tech Holdings Company Limited

18/F Gee Chang Hong Centre

65 Wong Chuk Hong Road

Hong Kong

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE: AS OF THE DATE HEREOF, THE ISSUER HAD ISSUED AND OUTSTANDING 6,697,421 ORDINARY SHARES (EXCLUSIVE OF 340,651 NON-VOTING TREASURY SHARES).

CUSIP No. G32030101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) T.C. Leung No Tax ID No. - Not U.S. Citizen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,047,903

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,047,903

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,047,903

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 72.2%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pearl Venture LTD No Tax ID No. - Non U.S. Entity

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,773,991

	8.	Shared Voting Power 265,082

	9.	Sole Dispositive Power 2,773,991

	10.	Shared Dispositive Power 265,082

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,039,073

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 45.4%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Regent Earning Ltd. No Tax ID No. - Non U.S. Entity

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 265,082

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 265,082

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 265,082

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 4.0%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on August 27, 1999 as amended and supplemented by Amendment Nos. 1, 2 and 3 filed with the SEC on December 28, 1999, July 24, 2001 and May 29, 2003, respectively.

The class of securities to which this Schedule 13D relates is the ordinary shares, par value $.01 per share (the “Ordinary Shares”), of EURO TECH HOLDINGS COMPANY LIMITED, a British Virgin Islands corporation (the “Issuer”). The principal executive offices of the Issuer are located at 18/F Gee Chang Hong Centre, 65 Wong Chuk Hong Road, Hong Kong.

Item 2.	Identity and Background

This statement is being filed by a group consisting of T.C. Leung, Pearl Venture Ltd. (“Pearl”) and Regent Earning Ltd. (“Regent”) (the “Reporting Group”). Pearl is a British Virgin Islands corporation which is a trust for the benefit of Mr. Leung. Regent is a Hong Kong corporation of which Pearl is the majority shareholder.  Mr. Leung is Chairman of the Board and Chief Executive Officer of the Issuer.

The respective business addresses of the members of the Reporting Group are as follows:

Name	Address

T.C. Leung	c/o Euro Tech Holdings Company Limited
18/F Gee Change Hong Centre
65 Wong Chuk Hang Road
Hong Kong

Pearl Venture Ltd.	Columbus Centre Building
Wickhams Cay
Road Town, Tortola,
British Virgin Islands

Regent Earning Ltd.	20/F, Yue Shing
Commercial Building
15-16 Queen Victoria Street
Central, Hong Kong

During the past five years, no member of the Reporting Group (including the officers and directors of Pearl and Regent) has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Leung is a citizen of Hong Kong. Pearl is a British Virgin Islands corporation. Regent is a Hong Kong corporation.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Reporting Event (described below), Mr. Leung directly owned 366,676 Ordinary Shares of the Issuer.  As a result of the Reporting Event, Mr. Leung directly owned 566,430 Ordinary Shares.  Mr. Leung possesses options to purchase the number of Issuer’s ordinary shares as indicated pursuant to the following plans and at the prices indicated opposite the plan names:.

			Exercise Price
Plans	Number of Shares		(US$)

Management Options	2,457,000		1.6789
	1,146,600		1.221

2000 and 2002 Officers’	(a)	567,000	0.5857
and Directors’ Plans	(b)	66,000	0.5787
	(c)	205,800	0.8191
		4,442,400

The Issuer’s 2000 and 2002 Officers and Directors Plans both contain “cashless” exercise provisions permitting the optionholder to pay for the exercise of his option by surrendering Ordinary Shares valued at the fair market value of such shares on the date of exercise, provided that such shares were held by the optionholder for not less than six months prior to the date of exercise of the option.

Mr. Leung has exercised 234,300 options exercisable at $0.5787 per share granted to him pursuant to the 2000 Officers and Directors Plan of the Issuer by the payment of $30.91 in cash and the surrender of 34,546 Ordinary Shares owned by him valued at $3.924 per share (or $135,558.50), for an aggregate exercise price of $135,589.41.  As a consequence, Mr. Leung’s ownership changed by cancelling 34,546 shares, but with the Issuer, issuing to him 234,300 new shares, for a net increase of 199,754 shares (the “Reporting Event”).  The shares owned directly by Mr. Leung increased from 366,676 shares to 566,430 shares.  His options decreased by 234,300 from 4,676,700 options to 4,442,400 options.

Item 4.	Purpose of Transaction
Investment purposes.

Item 5.	Interest in Securities of the Issuer

As of the date hereof, the aggregate number of shares held of record by all members of the Reporting Group is 8,047,903 or approximately 72.2% of the Issuer’s issued and outstanding Ordinary Shares.

Mr. Leung possesses sole voting and dispositive power as to 566,430 of the Issuer’s Ordinary Shares owned by him and as to the options to purchase 4,442,400 of the Issuer’s Ordinary Shares.

Regent and Pearl share voting and dispositive power as to the Ordinary Shares owned of record by Regent (265,082 shares or 4.0% of the Issuer’s Ordinary Shares). When Pearl’s record ownership (2,773,991 shares) is aggregated with its beneficial ownership in the shares held in the name of Regent, Pearl beneficially owns 3,039,073 shares or 55.4% of Issuer’s Ordinary Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7.	Material to Be Filed as Exhibits
Agreement among the Reporting Group to file a single Statement on Schedule 13D on behalf of each of them.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.

Dated: September 9, 2005		/s/ T.C. Leung
T.C. Leung

PEARL VENTURE LTD.

Dated: September 9, 2005	By:	/s/ Yeung Kai-Tai
Name: Yeung Kai-Tai
Title: Director

REGENT EARNING LTD.

Dated: September 9, 2005	By:	/s/ Wong Shing Yue, Eddy
Name: Wong Shing Yue, Eddy
Title: Director

EXHIBIT

The undersigned hereby agree as follows:

WHEREAS, the undersigned may be obligated to file Statements on Schedule 13D with the United States Securities and Exchange Commission (the “SEC”) to report their beneficial ownership of the Ordinary Shares of Euro Tech Holdings Company Limited;

NOW, THEREFORE, the undersigned hereby agree that a single Statement on Schedule 13D is to be filed with the SEC on behalf of each of them.

Dated: September 9, 2005	/s/ T.C. Leung
T.C. Leung

PEARL VENTURE LTD.

Dated: September 9, 2005	By:	/s/ Yeung Kai-Tai
Name: Yeung Kai-Tai
Title: Director

REGENT EARNING LTD.

Dated: September 9, 2005	By:	/s/ Wong Shing Yue, Eddy
Name: Wong Shing Yue, Eddy
Title: Director